Exhibit 99.1

Investor Webinar September 2023 Nasdaq: NRSN

Forward - Looking Statements This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long - term business operations and objectives and financial needs. Forward looking statements made in this presentation include statements about the timing of reporting top - line results from our ALS Phase 2b clinical trial and of other clinical and regulatory milestones, target market and opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views only as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements due to, among other things, a delay in the reporting of top - line results from our ALS Phase 2b clinical trial and a delay in other clinical and regulatory milestones and changes in market conditions. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission on March 22, 2023. We undertake no obligation or duty to update information contained in these forward - looking statements, whether as a result of new information, future events or otherwise. Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only.

NeuroSense Highlights Developing novel therapies for neurodegenerative diseases of high unmet need Multiple near - term catalysts including Phase 2 b topline results for ALS (1) expected in Q4 2023 Existing partnership with big pharma and fully funded through Q2 2024 zed 1. ALS - Amyotrophic Lateral Sclerosis and also referred to as Lou Gehrig’s Disease Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Focused Pipeline Diseases with Limited Treatment Options and High Commercial Opportunity ALS Alzheimer’s Parkinson’s Topline data from Phase 2b placebo - controlled clinical trial expected in Q4 2023 Commencement of Phase 2 placebo - controlled clinical trial expected in H2 2023 Exploring potential co - development Discovery Pre - clinical Phase 1 Phase 2 Phase 3 NDA Indication Next Milestone Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

PrimeC: At a Glance Novel combination therapy of approved products optimized for PK and synergistic effects to address ALS and potentially other disease targets Differentiated efficacy and excellent safety profile observed from ALS Phase 2a clinical trial ALS Phase 2b top - line results from placebo - controlled clinical trial expected in Q4 2023 Expedited and de - risked regulatory pathway (orphan drug designation / 505(b)2 pathway) Patent coverage for novel formulation, method & combination (until 2038) Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

>80,000 ALS Patients in NeuroSense’s planned target market (2) ~24% Growth in Patients by 2040 in the US and EU (2) +5,000 New cases of ALS each year (US) (1) ~$3B Annual Market Opportunity (3) 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016 3. Management estimate ALS is an incurable neurodegenerative disease, causing complete paralysis and ultimately death within 2 - 5 years from diagnosis Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

PrimeC: Two Compounds One Potentially Powerful Outcome PrimeC is a novel formulation , consisting of specific doses of two FDA - approved drugs, designed to work synergistically on more than one target in ALS Celecoxib - an NSAID which reduces: • Neuroinflammation • Glutamate excitotoxicity • Oxidative stress Ciprofloxacin - a fluoroquinolone which regulates: • MicroRNA synthesis • Iron accumulation PrimeC’s effect on pathways which lead to neuron death in ALS Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Improved Pharmacokinetic (PK) Profile This finding is attributed to Celecoxib blocking exit of Ciprofloxacin in the neuron PrimeC’s combination ( Celecoxib + Ciprofloxacin ) remained at a higher concentration in rodent brain tissue for longer , when compared to administration of Ciprofloxacin alone Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

PrimeC’s Formulation Induces a Synchronized PK Profile A synchronized PK profile of the two compounds, potentially maximizes the synergy between them PK profile studies in humans Synchronized concentration peak Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Elucidating the Synergistic effects of PrimeC via Cutting Edge Methodologies via Brain Tissue From ALS Patients and Stem Cells ALS patient blood Isolated Peripheral Blood Mononuclear cells (PBMCs) IPSCs IPSCs + / - Treatments Dr. Justin Ichida, University of Southern California Dr. Ghazaleh Sadri - Vakili Massachusetts General Hospital Harvard Medical School Treatment ALS SNs or Control Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Independent, non - sponsored research was conducted in the laboratory of Dr. Justin Ichida, University of Southern California PrimeC Performed Favorably * = p<0.05, *** = p<0.001 *** *** *** * * In induced Pluripotent Stem Cell (iPSC) Model Generated from People Living with ALS Candidate compounds on sALS30 iMN survival NeuroSense Mitsubishi Tanabe Amylyx Hazard ratio * p<0.05 ***p<0.001 Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Phase 2a Trial with PrimeC:
Met Primary Endpoints & Exploratory Endpoints Positive Clinical Signal Observed

NST002

15 patients

Open-Label

Intermediate formulation of PrimeC

12-month dosing

Clinic visit every **3** months

Phone visit every **1.5** months

Location: Tel Aviv Sourasky Medical Center

- Well tolerated, no drug related SAEs
- Reduced functional and respiratory deterioration
- Significant changes in ALS-related biomarkers

These results led NeuroSense to commence a Phase 2b clinical study, using an improved new extended-release formulation of PrimeC

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

Phase 2a 12 - Month Efficacy Data Results: PrimeC (intermediate formulation) Improved Respiratory Function Decline & Attenuated Disease Progression* ALSFRSr Score Forced vital capacity (FVC%) **In comparison to PRO - ACT matched - control : P ooled R esource O pen - A ccess ALS C linical T rials D atabase * “ Combination of ciprofloxacin/ celecoxib as a novel therapeutic strategy for ALS” Amyotrophic Lateral Sclerosis and Frontotemporal Degeneration , 2022 PrimeC attenuated disease progression, ALSFRSr by 18% ** PrimeC slowed respiratory function decline, FVC by 30% ** 18% 30% PrimeC PrimeC Pro - ACT Pro - ACT Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

PrimeC Phase 2b Trial Design Randomized, Prospective, Double - Blind, Placebo - Controlled Study Using PrimeC’s novel extended - release formulation NST003 69 patients enrolled 2:1 PrimeC to Placebo New formulation of PrimeC 6 - month double blind 12 - month open label extension Clinic visit every 2 months Locations: Canada, Italy, & Israel Primary Efficacy Biomarkers TDP - 43 Prostagladin2 Secondary Efficacy Clinical Outcomes ALSFRSr SVC Survival Safety & Tolerability Adverse Events Vital Signs ECG Clinical Lab Evaluations 1 3 PrimeC PrimeC 2 Phase 2a Results Intro PrimeC Pre - clinical Phase 2b Summary

Double - Blind PrimeC 2 : 1 Placebo First Patient In May 2022 Israel First Patient In March 2023 Torino 2022 2023 First Patient In March 2023 Milan First Patient In April 2023 Canada Nov2023 PrimeC Only OLE 2024 Last patient Out DB Top Line Results Double Blind Summary Phase 2b Phase 2a Results Pre - clinical PrimeC Intro 96% into OLE

Pioneering Approach to ALS Biomarker Research

NeuroSense Therapeutics
Nasdaq: NRSN

NeuroSense is collaborating with leading KOLs and industry on the PARADIGM trial to elucidate PrimeC's MOA via novel methodologies

PARADIGM
SHIFTING THE PARADIGM

- Interplay Between TDP-43 and RNA Regulation
- Biomarker Driven Proteomics (inoviv)
- microRNA Profiling (macrogen; Tel Aviv University)
- Neuronal Derived Exosomes
- Neurofilaments (Biogen)
- Identification of Novel Biomarkers (Massachusetts General Hospital; Harvard Medical School)

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

NeuroSense Therapeutics
Nasdaq: NRSN

AD Studies Reveal Potential Effect of NeuroSense's Combination Therapy


Aβ40 (pg/ml)
Control
AD
Aβ42 (pg/ml)
*
Control
AD
TDP-43 (pg/ml)
*
Control
AD
Tau (pg/ml)
Control
AD
pTau (pg/ml)
**
Control
AD
PgJ2 (ng/ml)
***
Control
AD

Biomarkers tested in Neuronal Derived Exosomes comparing non-treated Healthy vs. AD patients, **to elucidate the potential target engagement of CogniC**

Biomarker data were analyzed using a Mann-Whitney U test comparing AD samples with controls. *$p<0.05$, **$p<0.01$, ***$p<0.001$

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

AD Phase 2 Trial Design Randomized, Prospective, Double - Blind, Placebo - Controlled Study 20 patients with mild to moderate AD 1:1 PrimeC to Placebo CogniC - intermediate formulation (= PrimeC - ER) 12 - month dosing Clinic visit every 3 months Single - center Target Engagement Biomarkers Secondary Efficacy Clinical Outcomes Primary Endpoint Safety & Tolerability 3 1 PrimeC PrimeC 2 Summary Phase 2b Phase 2a Results Pre - clinical Intro PrimeC Summary Pre - clinical Phase 2a Results Phase 2b

PD Studies Reveal Potential Effect of NeuroSense's Combination Therapy

NeuroSense Therapeutics
Nasdaq: NRSN



2200
2000
1800
1600
1400
**
Control
PD

**Mann-Whitney U test comparing PD samples with controls., **p<0.01.

- AGO2 is a protein-coding gene essential for miRNA function, involved in the regulation of αSyn biogenesis
- Depletion of AGO2 leads to αSyn accumulation. The dysregulation of αSyn through **dysfunction of AGO2 can have detrimental effects in the brain, resulting in PD.**[1]
- A significant difference between newly diagnosed PDs (<=1 years) and controls ($W = 351$, $p = 0.002$)
- Significant correlations with hallmark PD biomarkers as well as with TDP43

1. Hernandez SM, Tikhonova EB, Baca KR, Zhao F, Zhu X, Karamyshev AL. Unexpected Implication of SRP and AGO2 in Parkinson's Disease: Involvement in Alpha-Synuclein Biogenesis. Cells. 2021 Oct 18;10(10):2792. doi: 10.3390/cells10102792. PMID: 34685771; PMCID: PMC8534902.

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

Milestones Achieved & Upcoming Potential Catalysts Expect ALS End of Phase 2 Meeting with the FDA and EMA Expect to initiate ALS Phase 3 clinical trial Initiated ALS Phase 2b PARADIGM study Received FDA IND Clearance for PrimeC Completed PK study single - dose & multi - dose successfully Completed In - life 90 - day GLP toxicology study successfully 2022 2023 2024 Completed Alzheimer’s biomarker study with positive results Completed Parkinson’s biomarker study with positive results Summary Phase 2b Expect to initiate Alzheimer’s Phase 2 trial Expect Meeting with the FDA Expect ALS Phase 2b clinical trial top - line results Pre - clinical Phase 2a Results Intro PrimeC Summary Pre - clinical Phase 2a Results Phase 2b of Neurology Prof. Jeremy Shefner (Chair) Senior VP at the Barrow Neurological Institute Chair of the Department Dr. Jinsy Andrews Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS Professor of Neurology at Harvard Medical School Prof. Jeffrey Rosenfeld Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS Scientific Advisory Board Summary Phase 2b Phase 2a Results Pre - clinical Intro PrimeC Summary Pre - clinical Phase 2a Results Phase 2b

Key Collaborations Intro PrimeC Summary Pre - clinical Phase 2a Results Phase 2b

NeuroSense Therapeutics
Nasdaq: NRSN

Proven Success of Combined Therapy

Case Study: Amylyx (NASDAQ: AMLX)

Market Cap: ~ $1.4 B (September 2023)

Drug: ALS Combination Therapy of generic + supplement

Price: $158,000/ year

Estimated 2026 Sales: $1.1B/ year[1]

*The FDA approved Amylyx's drug, AMX0035 (Relyvrio[2]), in September 2022 after Phase 2 clinical trial attenuated diseases progression (ALSFRSr) by **25%** when compared to placebo*

Successful combination strategies in neurology:

Alzheimer's
Donepezil + Memantine

Parkinson's
Entacapone + levodopa/carbidopa

ALS
Sodium Phenybuterate + Taurursodiol

SMA
Onasemnogene + Nusinersen

Epilepsy
Lamotrigine + Valproate/Carbamazepine

[1] SVB Securities analyst Marc Goodman
[2] Relyvrio is a registered trademark of Amylyx

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

NeuroSense Summary Novel combination therapy designed to address multiple disease targets in a synergistic manner Promising efficacy and biomarker results with an excellent safety profile observed from 12 - month ALS Phase 2a clinical trial Top - line results from ALS Phase 2b placebo - controlled clinical trial expected in Q4 2023 Initiation of phase 2 Alzheimer’s study expected in 2H 2023 Existing relationship with pharma and fully funded through several near - term catalysts 24 Well - Positioned for Transformative Growth Summary Phase 2b Phase 2a Results Pre - clinical PrimeC Intro

Nasdaq: NRSN Q&A For more information: info@neurosense - tx.com